UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Ocean Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue, STE 3800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Knowlton — 212-259-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Knowlton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Ocean Securities LLC _____, as of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



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PHILIP WEBSTER SMITH IV
Notary Public - State of New York
NO. 01SM6324957
Qualified in New York County
My Commission Expires May 18, 2019
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_____ Signature

Notary Public

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

THREE OCEAN SECURITIES LLC

FINANCIAL STATEMENTS

AS OF December 31, 2017

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5

TABLE OF CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

R

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Three Ocean Securities, LLC (the "Company"), as of December 31, 2017, and the related statements of loss, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordianted to Claims of General Crediors has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Raines & Fischer LLP

New York, New York
February 27, 2018

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	66,472
Other current assets		1,707
TOTAL ASSETS	$	68,179

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses	$	21,330
TOTAL LIABILITIES		21,330

Member's Equity:

Member's equity		46,849
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	68,179

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Loss
For the year ended December 31, 2017

Revenues:

Fee Income	$ -
Total Revenues	-

Expenses:

Compensation and related expenses	69,622
Professional fees	49,730
Occupancy costs	11,544
Dues, licenses and fees	3,926
Office expense	5,743
Meals and entertainment	1,800
Technology	1,176
Insurance	1,071
Total Expenses	144,612
Net Loss	$ (144,612)

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2017

Balance - Beginning of year	$	41,343
Net Loss		(144,612)
Member contributions		150,118
Balance - End of year	$	46,849

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2017

Cash Flows from Operating Activities:

Net Loss	$	(144,612)
Adjustments needed to reconcile net loss with net cash used by operating activities:		
(Increase)/Decrease in other current assets		28
Increase/(Decrease) in accounts payable		12,150
Increase/(Decrease) in accrued expenses		(7,500)
Cash Used by Operating Activities		(139,934)
Cash Flows from Financing Activities:		
Member contributions		150,118
Cash Provided by Financing Activities		150,118
Net increase in cash		10,184
Cash balance - Beginning of year		56,288
Cash balance - End of year	$	66,472

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2017

(1)   **Organization and Operation**

Three Ocean Securities LLC ("the Company"), is a Delaware Limited Liability Company formed on July 22, 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of September 24, 2013 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was originally formed under the name Three Ocean Partners Advisors LLC but changed its name as of April 10, 2014 to Three Ocean Securities LLC.

(2)   **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed directly on the Company's earnings.

The Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly F ASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-6, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes,

(2) **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2014, 2015, and 2016 tax returns are currently open for examination.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3) **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-l of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of approximately $45,142 which was $40,142in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4725 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) **Related Party Transactions**

The Company has executed an Office and Administrative Services Agreement (the "Agreement"), with its sole member. Under this Agreement the Company utilizes certain office facilities and administrative services of the sole member in exchange for compensation. Compensation for 2017 totaled $90,118. The total is reflected in the Statement of Loss in the categories for which the utilization of services relates.

(5) **Subsequent Events**

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 26, 2018, the date which the financial statements were available to be issued and noted no items requiring future disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2017

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2017

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	46,849
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		46,849
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		1,707
Net capital before haircuts on securities positions		45,142
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	45,142

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accrued expenses	$	21,330
Total aggregate indebtedness	$	21,330

The preceding notes are an integral part of this supplemental information.

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2017

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	45,142
Net capital per audited report	$	45,142

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	1,422
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	40,142
Excess net capital at 1000%	$	39,142
Ratio: Aggregate indebtedness to net capital		47.25%

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Three Ocean Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE TEL. 212 953 9200
9TH FLOOR FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have reviewed management's statements, included in the accompanying Three Ocean Securities LLC Assertions Report, in which (1) Three Ocean Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Three Ocean Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Three Ocean Securities LLC stated that Three Ocean Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Three Ocean Securities LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Ocean Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 27, 2018

Three Ocean Securities LLC

551 Fifth Avenue, Suite 3800 / New York, NY 10176

212-259-0559

Three Ocean Securities LLC Assertions

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC.

I, David W. Knowlton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David W. Knowlton, Chief Executive Officer

January 4, 2018